CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                           MONTHLY REPORT - APRIL 2011
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (522,996.846 units) at March 31, 2011        $  1,289,653,329
Additions of 0.000 units on April 30, 2011                                  0
Redemptions of (6,741.892) units on April 30, 2011                (17,750,533)
Offering Costs                                                       (287,271)
Net Income (Loss) - April 2011                                     87,614,968
                                                              ---------------
Net Asset Value (516,254.954 units) at April 30, 2011        $  1,359,230,493
                                                              ===============
Net Asset Value per Unit at April 30, 2011                   $       2,632.87
                                                              ===============

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                 $     24,121,154
    Change in unrealized                                           20,028,632
  Gains (losses) on forward and options on forward contracts:
    Realized                                                        1,169,873
    Change in unrealized                                           50,151,575
  Net Investment income (loss)                                        638,054
                                                              ---------------
                                                                   96,109,288
                                                              ---------------
Expenses:
  Brokerage fee                                                     8,390,741
  Performance fee                                                           0
  Operating expenses                                                  103,579
                                                              ---------------
                                                                    8,494,320
                                                              ---------------
Net Income (Loss) - April 2011                               $     87,614,968
                                                              ===============

                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on April 30, 2011                   $       2,632.87

Net Asset Value per Unit on March 31, 2011                   $       2,465.89

Unit Value Monthly Gain (Loss) %                                         6.77%

Fund 2011 calendar YTD Gain (Loss) %                                     0.84%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  General Partner
                                  Campbell Strategic Allocation Fund, L.P.

                                  Prepared without audit

Dear Investor,

Strong Gains in Currencies and Commodities Drive Returns...

While last month's tumultuous markets were highlighted by the tragic events in Japan, April's theme revolved around a persistently weaker U.S. Dollar coupled with a strong "risk on" appetite in global stock markets. Irrespective of the continued unrest in the Middle East/North Africa, Goldman Sachs' warning that the commodities boom may be running out of steam and oil at multi-year highs, the bulls prevailed on strong M&A activity, a strong start to the earnings season, and the U.S. Federal Reserve's continued pledge to keep interest rates low for an "extended period."

The U.S. Dollar Index experienced its largest monthly decline since September of last year as Bernanke maintained an accommodative stance in the U.S., while the European Central Bank raised rates to fight inflation. Additional downward pressure came in the form of an S&P downgrade, mid-month, to the U.S. long-term credit outlook. The Fund recorded solid gains in the currency sector, particularly against the Swiss Franc and commodity-linked currencies such as the Australian Dollar and the New Zealand Dollar.

Commodity trading also produced substantial gains as geopolitics contributed to a strong rally in the petroleum complex. Precious metals were also solid performers as Silver came close to its all-time high when the infamous Hunt brothers attempted to corner the market in 1980.

In stock indices, the Fund generally increased its net long exposure as bullish trends reasserted themselves following a chaotic March, while only maintaining a marginal short exposure in Japan.

Trading in fixed income yielded flat results as gains in long positions were offset by losses from short positions.

April's trading results highlight the importance of a systematic approach that balances diversity of exposure with a steady and measured risk posture. The path may prove volatile at times, but it is our belief that the Fund's model-driven process tends to reward tenacity.

Please do not hesitate to call with questions.
Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.